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                    Filing pursuant to Rule 425 under the Securities Act of 1933

                    Filer: Precision Castparts Corp.

                    Subject Company: SPS Technologies, Inc.

                    Exchange Act File Number of Subject Company: 1-4416

PRECISION CASTPARTS CORP. AND SPS TECHNOLOGIES, INC. ANNOUNCE
PRELIMINARY RESULTS OF MERGER CONSIDERATION ELECTIONS

PORTLAND OR, December 3, 2003—In connection with the proposed acquisition of SPS Technologies, Inc. (NYSE:ST) by Precision Castparts Corp. (NYSE:PCP), the preliminary results of merger consideration elections made by SPS shareholders are:

    •
    Elections for 13,443,821 shares, or approximately 98.6% of the outstanding SPS shares, were received by the exchange agent prior to the election deadline;
    •
    105,299 shares elected to receive cash; and
    •
    13,338,522 shares elected to receive PCC common stock.

The deadline for submitting an election was 5:00 p.m., Eastern Time, on December 2, 2003.

All elections are subject to adjustment to ensure that 50% of the outstanding shares of SPS common stock will be converted into the right to receive cash and 50% of the outstanding shares of SPS common stock will be converted into the right to receive shares of PCC common stock if the acquisition is completed. As a result, an SPS shareholder may not receive the exact form of consideration elected, and the ability of an SPS shareholder to receive the form of consideration elected will depend on the final results of the elections made by other SPS shareholders and the actual number of shares of SPS common stock outstanding immediately prior to the closing.

A more complete description of the adjustment and pro-ration mechanisms applicable to elections is contained in the SPS proxy statement/prospectus dated October 16, 2003, and the election materials previously mailed to SPS shareholders, both of which SPS shareholders are urged to read carefully. Copies of the proxy statement/prospectus and any related documents filed with the SEC can be obtained free of charge at the website maintained by the SEC at www.sec.gov.

The proposed acquisition remains subject to the satisfaction of closing conditions. If all conditions to the closing are met, the parties anticipate that the closing will occur on December 9, 2003.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that we will be unable to fully realize the benefits we anticipate from the acquisition; the challenges of achieving anticipated synergies; the possibility that we will incur costs or difficulties related to the integration of our business greater than those we expect; the ability to maintain customer relationships after the acquisition; our ability to retain and motivate key employees of both organizations; the difficulty of keeping expense growth and integration costs at modest levels while increasing revenues; the challenges of integration and restructuring associated with the acquisition; the possibility that the acquisition may not close; and other risks that are described from time to time in our Securities and Exchange Commission reports.

Additional Information About this Transaction

PCC and SPS have filed a definitive proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission. PCC and SPS have mailed the definitive proxy statement/prospectus and merger consideration election materials to the SPS security holders. These documents contain important information about this transaction.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free of charge from PCC at the PCC Corporate Center/Financial Documents section of www.precast.com or by contacting PCC Investor Relations at (503) 417-4850. They may also be obtained under Financial Information in the Investor Relations section of www.spstech.com or by contacting SPS Investor Relations at (215) 517-2001.

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PRECISION CASTPARTS CORP. AND SPS TECHNOLOGIES, INC. ANNOUNCE PRELIMINARY RESULTS OF MERGER CONSIDERATION ELECTIONS